SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      NOTIFICATION OF ELECTION PURSUANT TO
               RULE 18F-1 UNDER THE INVESTMENT COMPANY ACT OF 1940





                            SCHRODER SERIES TRUST II
                               Two Portland Square
                              Portland, Maine 04101

                          File Nos. 333-42943; 811-8567

                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Portland and the state of Maine on the 1st day of May, 1998.



                                          SCHRODER SERIES TRUST II


                                     By:  /s/ Thomas G. Sheehan
                                          ----------------------------------
                                          Thomas G. Sheehan
                                          Assistant Secretary of the Trust




Attest:  /s/ Alexandra Poe
       --------------------------------
         Alexandra Poe
         Assistant Secretary of the Trust